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Swupnil Sahai <swupnil@swing.vision>

SwingVision Investment Opportunity

1 message

Swupnil Sahai <swupnil@swing.vision> Wed, Mar 13, 2024 at 2:36 AM
To: shirish.pai@eim.ae

Hi Shirish,

I'm reaching out because you previously indicated interest in investing in SwingVision. I'm excited to share that we're doing a SwingVision community funding round for the first time ever!

This means anyone can invest, regardless of their net worth, and the minimum is just $100. We're planning to raise no more than $1.2m, will open the round up to our mailing list of 200,000+ users later this week, and will close the round by the end of April.

Given that you previously indicated interest, I wanted to share this opportunity with you first before we share with our entire customer base: https://wefunder.com/swingvisionpromax/

I hope you'll join us in building the future of tennis!

Cheers,
Swupnil

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Swupnil Sahai
Co-Founder | CEO